UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

An Extraordinary General Meeting of Shareholders (the “Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”) was held on May 2, 2025. At the Meeting, the Company’s shareholders voted on the following proposals and cast their votes as described below. The proposals are described in more detail in the Company’s Notice and Proxy Statement with respect to the Meeting, attached as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 4, 2025 (the “Proxy Statement”).

Proposal 1: As an ORDINARY RESOLUTION: that each ordinary share of $4.70250014886352 in the capital of the Company (the “Current Ordinary Share”) be subdivided into:

a.	1 ordinary share of $0.00000000000001, with the same rights as each Current Ordinary Share on the date hereof, subject to the rights attaching to the new deferred shares as described in (b); and

b.	470,250,014,886,351 new deferred shares of $0.00000000000001 in the capital of the Company (the “New Deferred Shares”), with the following rights:

(a)	Each New Deferred Share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company;

(b)	Each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and

(c)	On a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of $0. 00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

For	Against	Abstain/Withheld
1,150,775	33,562	1,286

Proposal 2: As an ORDINARY RESOLUTION: that the directors of the Company may, at any time following the passage of Resolution 1, resolve that each holder of New Deferred Shares shall surrender their New Deferred Shares for nil consideration pursuant to section 102(1) (a) of the Companies Act 2014 and thereafter cancel such shares and upon the passing of such resolution, the holders of the New Deferred Shares shall be deemed to have surrendered each New Deferred Share for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and each holder of New Deferred Shares shall execute any document and take such actions to evidence or effect such surrender as the Company may require from time to time, and to secure the obligations of each holder of New Deferred Shares hereunder, each holder of New Deferred Shares irrevocably appoints any director of the Company to sign any documents and take such actions on behalf of such holder in order to evidence or effect such surrender as the Company may require from time to time.

For	Against	Abstain/Withheld
1,153,533	31,123	967

Proposal 3: As an ORDINARY RESOLUTION: that subject to and immediately following the passage of Resolution 1, the Company’s authorized share capital shall be increased from (a) US$100,000,000 divided into 17,012,227 Ordinary Shares with a nominal value of US$0. 00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each, to (b) US$100,000,000,000 divided into 9,99 0,000,000,000,000,017,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each, by the creation of 9,990,000,000,000,000,000,000,000 additional Ordinary Shares of US$0.00000000000001 each, each such share ranking pari passu with the existing Ordinary Shares of the Company.

For	Against	Abstain/Withheld
1,153,775	31,814	34

Proposal 4: As a SPECIAL RESOLUTION: that the constitution of the Company be amended by inserting the following new Article 52 immediately after the existing Article 51, with all subsequent articles to be renumbered accordingly:

“The Directors may from time to time consolidate and/or divide all or any of the Company’s classes of shares as they see fit.”

For	Against	Abstain/Withheld
1,150,894	34,599	130

Proposal 5: As a SPECIAL RESOLUTION: that, subject to the passage of Resolutions 1,2,3 and 4 above, the Constitution in the form attached to the proxy statement (marked for identification purposes with the letter “A”) be and is hereby adopted as the new Constitution of the Company in substitution and to the exclusion of the existing Constitution of the Company.

For	Against	Abstain/Withheld
1,151,405	33,660	558

There were 1,185,623 ordinary shares voted at the Meeting. Accordingly, as the Company has received a majority of the votes cast at the Meeting, in accordance with Ireland law, Proposals 1,2,3,4, and 5 passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 5, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer